P, E, 2/11/02

02014555

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



**Report of Foreign Issuer**
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 11, 2002

BIOMIRA INC.
*(Translation of registrant's name into English)*

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
*(Address of principal executive offices)*

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ (for past years)    Form 40-F _X_ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________

# TABLE OF CONTENTS


| Item | Page |
|---|---|
| Press Release dated January 30, 2002 announcing a review of safety data of the BLP 25 vaccine Phase II B Study by the data safety monitoring board and recommendation that the study continue | 3 |
| Press Release dated February 6, 2002 announcing initiation of a Phase II pilot study of Theratope ® vaccine for metatastic colorectal cancer | 5 |
| Signatures | 7 |

BIOMIRA
The Cancer Vaccine People™

**News Release**
**For Immediate Release**

## DATA SAFETY MONITORING BOARD REVIEWS SAFETY DATA OF BLP25 VACCINE PHASE IIB STUDY

**EDMONTON, ALBERTA, CANADA — January 30, 2002 —** Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) announced today that an independent Data Safety Monitoring Board (DSMB) has reviewed safety data from the first 50 patients enrolled in its Phase IIb non-small cell lung cancer (NSCLC) trial with the **BLP25** vaccine. The DSMB, comprised of experts in oncology who are not affiliated with the trial, recommended that the study continue as planned.

"We are encouraged by the news from the DSMB and this is a further milestone as this **BLP25** vaccine study moves forward," commented Alex McPherson, MD, PhD, President and CEO of Biomira. "In this trial, our investigational therapy has been generally well-tolerated, and strengthens our confidence as we move toward the development of a second experimental therapeutic vaccine. If this trial meets its endpoints we will consider what further studies will be needed to support the regulatory filing of this potentially important product."

Lung cancer is the leading cause of cancer-related mortality for both sexes in North America. The American Cancer Society estimates there will be 169,400 new cases of lung cancer in the United States in 2002. NSCLC accounts for approximately 75 to 80 per cent of primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

The Phase IIb randomized controlled study is enrolling patients at 13 sites in Canada and four sites in the United Kingdom. The objectives of the trial are to measure the safety and potential survival benefit of **BLP25** vaccine in patients with non-small cell lung cancer. Secondary endpoints of the trial are quality of life and immune response. All efficacy data remains fully blinded until the analysis is initiated. The analysis is event driven and the timing of the analysis is dependent on when clinical events occur.

Biomira's collaborator for **BLP25** vaccine and **THERATOPE®** vaccine, currently under investigation for metastatic breast cancer, is Merck KGaA, of Darmstadt, Germany. Merck KGaA, is the world's oldest pharmaceutical company and a leader in cancer research. It has created, or licensed-in a wide range of novel products. The oncology portfolio of Merck KGaA is based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors. Under the terms of the co-promotion agreement with Biomira, Merck KGaA will co-promote the products in the U.S. through its U.S. affiliate, EMD Pharmaceuticals Inc.

-more-

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. In addition to completion of the multinational Phase III trial with **THERATOPE®** vaccine for the treatment of metastatic breast cancer, Biomira is developing a portfolio of complementary vaccine candidates, including a 20-patient Phase II pilot study of **BLP25** vaccine for prostate cancer. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

**Biomira Company Contacts:**


Bill Wickson
Manager Public Relations & Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

Jane Tulloch
Manager, Investor Relations
780 490-2812


# # #

*This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, data evaluations and regulatory applications, the safety and efficacy of products or the availability of capital. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.*

B I O M I R A
The Cancer Vaccine People™

**News Release**
**For Immediate Release**

## BIOMIRA ANNOUNCES INITIATION OF PHASE II PILOT STUDY OF THERATOPE® VACCINE FOR METASTATIC COLORECTAL CANCER

**EDMONTON, ALBERTA, CANADA — FEBRUARY 06, 2002 —** Biomira Inc. (Nasdaq: BIOM) (TSE: BRA) announced today the initiation of a pilot Phase II clinical trial evaluating the safety of **THERATOPE®** vaccine in patients with metastatic colorectal cancer, as well as evaluating the ability of the vaccine to induce an antibody response in these patients when given in combination with first line chemotherapy.

Approximately 20 patients are expected to enroll in this trial and enrolment is anticipated to be complete towards the end of 2002. Under the lead investigator, Dr. Charles Butts, from the Alberta Cancer Board, Cross Cancer Institute in Edmonton, patients will receive a single low dose of cyclophosphamide prior to first injections of **THERATOPE®** vaccine in combination with first line chemotherapy. The vaccine will be given on the schedule of weeks 0, 2, 5 and 9, similar to the timetable used in previous trials. Thereafter, patients may receive maintenance treatments monthly for four months and then every three months, until completion of the trial. The first four injections of **THERATOPE®** vaccine will be in combination with an adjuvant manufactured by Corixa Corporation.

"As with all drug development programs, clinical plans need to be flexible enough to change when new data becomes available. Since we completed a previous Phase II clinical trial at the University of Nebraska, the results of which were presented at the 2001 American Society of Clinical Oncology (ASCO) annual meeting by Dr. Margaret Tempero, there has been a shift in the treatment of metastatic colon cancer among some oncology thought leaders," said Alex McPherson, MD, PhD, President and CEO of Biomira. "This new trial will evaluate whether **THERATOPE®** vaccine can generate an immune response when administered in combination with chemotherapy."

Colorectal cancer is the third most common cancer in men and women. In North America, colorectal cancer accounts for over 55,000 deaths each year with an estimated 135,000 new cases in 2001, according to the American Cancer Society.

**THERATOPE®** vaccine is currently in a Phase III trial for women with metastatic breast cancer.

-more-

Biomira's collaborator for **THERATOPE®** vaccine and **BLP25** vaccine, currently under investigation for metastatic non-small cell lung cancer, is Merck KGaA, of Darmstadt, Germany. Merck KGaA, is the world's oldest pharmaceutical company and a leader in cancer research. It has created, or licensed-in a wide range of novel products. The oncology portfolio of Merck KGaA is based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors. Under the terms of the co-promotion agreement with Biomira, Merck KGaA will co-promote the products in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. In addition to completion of the multinational Phase III trial with **THERATOPE®** vaccine for the treatment of metastatic breast cancer, Biomira is developing a portfolio of complementary vaccine candidates, including **BLP25** vaccine being tested for non-small cell lung cancer in a 166-patient Phase IIb trial and for prostate cancer in a 20-patient Phase II pilot study. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

**Biomira Company Contacts**:

Bill Wickson
Manager Public Relations and Special Assistant
780 490-2818

Media Contact:
Brad Miles, BMC Communications
212 477-9007 X17

Jane Tulloch
Manager, Investor Relations
780 490-2812

# # #

*This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.*

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: February 11, 2002

By: /s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance